Media Release 20 July 2018

James Hardie Industries plc Announces New Reporting Segments

James Hardie Industries plc (ASX: JHX) (“James Hardie”) announced today that it will change how it presents its financial results for its reporting segments effective for the quarter ended 30 June 2018.

The financial results for the quarter ended 30 June 2018 will be released on 10 August 2018. The new segments will be North America Fiber Cement, Asia Pacific Fiber Cement, Europe Building Products, Other Businesses and Research and Development as follows:

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The North America Fiber Cement segment manufactures fiber cement interior linings and exterior siding products in the United States. The segment sells these products and related accessories in the United States and Canada;

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The Asia Pacific Fiber Cement segment manufactures fiber cement interior and exterior products and systems for internal and external building construction applications in Australia, New Zealand and the Philippines. The segment sells these products and related accessories primarily in Australia, New Zealand and the Philippines;

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The Europe Building Products segment manufactures fiber gypsum boards and cement bonded boards. The segment sells these products and fiber cement products manufactured in the United States, along with related accessories primarily in Europe;

•	The Other Businesses segment includes certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows; and

•	The Research and Development segment represents the cost incurred by the research and development centers.

The following segments had no change: (1) North America Fiber Cement, (2) Other Businesses and (3) Research and Development. The below is a comparison of the new and changed reporting segments compared to the relevant prior reporting segments:

Prior Segments	New Segments
Segment: International Fiber Cement Includes: Australia, New Zealand, the Philippines and Europe fiber cement products	Segment: Asia Pacific Fiber Cement Includes: Australia, New Zealand and the Philippines fiber cement products
Segment: Not applicable Includes: Not applicable	Segment: Europe Building Products Includes: Europe fiber cement, fiber gypsum and cement bonded boards

Beginning with the financial documents prepared as of and for the quarter ended 30 June 2018, any historical segment data included in those documents will be revised to be consistent with the new reportable segment structure. The change in reportable segments has no effect on the Company’s financial position, results of operations or cash flows.

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Media Release 20 July 2018

The following tables reflect the financial information by quarter and for the full year ended 31 March 2018 under the new reporting segment structure:

Asia Pacific Fiber Cement Segment

Operating results for the Asia Pacific Fiber Cement segment were as follows:

Europe Building Products Segment

Operating results for the Europe Building Products segment were as follows:

Note that the above results include the Europe Fiber Cement operations and do not include historical data for the acquired Fermacell operations. Historical data, for fiscal year 2018, inclusive of the acquired Fermacell operations, will be included in the footnotes to the financial statements for the quarter ended 30 June 2018.

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Media/Analyst Enquiries:

Jason Miele
Vice President, Investor and Media Relations

Telephone:    +61 2 8845 3352
Email:         media@jameshardie.com.au

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Media Release 20 July 2018

Forward Looking Statements

This Media Release contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

•	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

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statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

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statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required

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contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

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